As filed with the Securities and Exchange Commission on February 28, 2006

                                                             File No. __________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            FORM SB-1 (Alternative 2)

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             SLOPESTYLE CORPORATION
             (Exact name of registrant as specified in its charter)

       Texas                           7389                      75-2834498
-----------------------------   -------------------------    ------------------
(State or jurisdiction of       (Primary Industrial          I.R.S. Employer
incorporation or organization)   Classification Code No.)    Identification No.


              1111 Hughes Court, Wylie, Texas 75098 (972) 442-4314
              ----------------------------------------------------
(Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

              1111 Hughes Court, Wylie, Texas 75098 (972) 442-4314
              ----------------------------------------------------
(Address of principal place of business or intended principal place of business)

                                  Reed T. Buley
              1111 Hughes Court, Wylie, Texas 75098 (972) 442-4314
              ----------------------------------------------------
(Name, address, including zip code, and telephone number, including area code of agent for service)

                  Copies to:       J Hamilton McMenamy
                                   J. Hamilton McMenamy, P.C.
                                    8222 Douglas, Suite 850
                                      Dallas, Texas 75225
                                      (214) 706-0938 Tel
                                      (214) 361-8244 Fax


Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_| _______________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

Title of Each        Amount      Proposed        Maximum Proposed   Amount of
Class of Securities   To be      Offering Price  Maximum Aggregate  Registration
to be Registered     Registered  Per Share (1)   Offering Price (1) Fee
--------------------------------------------------------------------------------
Common stock,
$0.001 par value
Minimum                150,000     $0.50         $  75,000          $  10
Maximum              1,000,000     $0.50         $ 500,000          $  64


--------------------------------------------------------------------------------
Total maximum        1,000,000     $0.50         $ 500,000          $  64

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

(1) Estimated solely for the purpose of calculating the registration fee.

                                                         INITIAL PUBLIC OFFERING
                                                                 PROSPECTUS


                             SLOPESTYLE CORPORATION

                Minimum of 150,000 shares of common stock, and a
                   Maximum of 1,000,000 shares of common stock
                                 $0.50 per share

         We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our sole officer and director, Reed T. Buley after the effective date of this registration statement. The offering price was determined arbitrarily and we will raise a minimum of $75,000 and a maximum of $500,000. The funds will be held by the Company's attorney, uncashe, until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on August 28, 2006 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded immediately, without interest.

The Offering:
                                150,000 shares              1,000,000 shares
                               Minimum offering             Maximum offering
                               ----------------             ----------------
                         Per Share          Amount       Per Share      Amount
                         ---------          ------       ---------      ------

Public Offering Price      $0.50          $ 75,000       $0.50          $500,000

Offering expenses are estimated to be $16,564 if the minimum number of shares are sold, which equates to$0.11 per share, and $33,564 if the maximum number of shares are sold, which equates to $0.03 per share.

There is currently no market for our shares. We intend to apply for listing to trade our shares on the over- the-counter bulletin Board or other exchange as soon as practicable after our offering is complete which we expect will be before August 28, 2006.
                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          -----------------------------




                   This Prospectus is dated February 28, 2006

                               PROSPECTUS SUMMARY

OUR COMPANY

         We were incorporated on June 25, 1999 in the State of Texas. Our executive offices are located at 1111 Hughes Court, Wylie, Texas. We are engaged in the home restoration and mold remediation business. The funds from this offering will allow us to further develop our business by advertising and marketing our services throughout the State of Texas. The funds raised in this offering will be used to further develop our business and expand into other markets.


THE OFFERING

Our sole officer and director will be selling the offering.

                                                      Minimum        Maximum
Common shares offered                                  150,000       1,000,000
Common shares outstanding before this offering       5,500,000       5,500,000
                                                     ---------       ---------
Total shares outstanding after this offering         5,650,000       6,500,000

Officers, directors and their affiliates will not be able to purchase shares in this offering.


                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

                                                      Audited
       Balance Sheet:                              Dec 31, 2005
       ------- ------                              --- --- ----
       Working Capital                               $ 14,823
       Total Assets                                  $ 62,677
       Total Liabilities                             $    970
       Stockholders' Equity                          $ 61,707

                                                    Twelve months
                                                       Ended
       Statement of Operations:                      Dec 31, 2005
       --------- -- -----------                      --- --- ----
       Revenue                                       $ 167,095
       Cost of Goods Sold                            $  86,247
       Operating Expense                             $ 184,001
       Other  income (expense)                       $(     32)

       Net Income (loss)                             $( 16,938)

Income per share: Basic & diluted                    ($ 0.00)

USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:

o                 pay expenses of this offering
o                 purchase equipment and promote current and new services
o                 marketing and general working capital

For more detail on these planned expenditures, see the section "Plan of Operations" on page 15.

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. We have identified all material risks known to, and anticipated by, us as of the filing of this registration statement.

WE ARE A RECENTLY FORMED COMPANY, FORMED IN THE STATE OF TEXAS ON JUNE 25, 1999 WITH A CUMULATIVE LOSS SINCE INCEPTION THAT COULD CAUSE US TO RUN OUT OF MONEY AND CLOSE OUR BUSINESS.

We have not achieved a cumulative profit to the extent where there is sufficient profit to finance our planned growth and, without additional financing as outlined in this prospectus, could have losses in the future. Our cumulative profits and losses through December 31, 2005 was a loss of $7,942. We may incur significant expenses in promoting our business, and as a result, will need to generate significant revenues over and above our current revenue to achieve consistent profitability. If we are unable to achieve that profitability, your investment in our common stock may decline or become worthless.

WE RELY ON OUR SOLE OFFICER FOR DECISIONS AND HE WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 88.50% (or 76.92% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could cause the value of our stock to decline or become worthless.

WE MAY HAVE TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE OR MAY BE TOO COSTLY, WHICH, IF WE CANNOT OBTAIN, COULD CAUSE US TO HAVE TO CEASE OUR OPERATIONS.

Our capital requirements could be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses, but believe we can continue for six months without any additional funding, but upon raising the minimum amount in this offering, believe that will take us to the point that we will be able to sustain operations for at least a year if we raise no other capital. Our potential profitability depends on our ability to generate and sustain substantially higher net sales with reasonable expense levels. We may not operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the year after we close on the offering assuming we raise the minimum amount in this offering. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We could seek additional financing through debt or equity offerings. Additional financing may not be available to us, or, if available, may be on terms unacceptable or unfavorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed or postponed indefinitely; if this happens, the value of your investment could decline or become worthless.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH CURRENT OR FUTURE COMPETITORS.

Many competitors have advantages over us including longer operating histories and significantly greater financial, advertising, and other resources. Our competition is generally local or regional in scope and as such competing with established businesses providing the same service may prove unprofitable. As a smaller, younger company, breaking into new markets could prove to be costly, and because of this, our profit margin could fall and the value of your investment could decline. Future competitors would increase the number of companies competing for market share. This increased competition could result in price pressure and reduced gross margins, which could harm our net sales and operating results, which in turn could cause your investment to decline and/or become worthless.

NO PUBLIC MARKET FOR OUR COMMON STOCK CURRENTLY EXISTS AND AN ACTIVE TRADING MARKET MAY NEVER MATERIALIZE.

Prior to this offering, there has been no public market for our common stock. We plan to apply for trading on the OTCBB exchange, a publicly traded market. When we apply for a listing, we must be sponsored by a participating market maker; as this time, we are not aware of a market maker who intends to make a market in our stock. Assuming we become trading, an active trading market still may not develop and if an active market does not develop, the market value could decline to a value below the offering price in this prospectus.

IF A PUBLIC TRADING MARKET FOR OUR COMMON STOCK MATERIALIZES, WE WILL BE CLASSIFIED AS A 'PENNY STOCK' WHICH HAS ADDITIONAL REQUIREMENTS IN TRADING THE STOCK, WHICH COULD CAUSE YOU NOT TO BE ABLE TO SELL YOUR STOCK.

The U.S. Securities and Exchange Commission treats stocks of certain companies as a 'penny stock'. We are not aware of a market maker who intends to make a market in our stock, but should we be cleared to trade, we would be classified as a 'penny stock' which makes it harder to trade even if it is traded on an electronic exchange like the over-the-counter bulletin board. These requirements include (i) broker- dealers who sell to customers must have the buyer fill out a questionnaire, and (ii) broker-dealers may decide upon the information given by a prospective buyer whether or not the broker-dealer determines the stock is suitable for their financial position. These rules may adversely affect the ability of both the selling broker-dealer and the buying broker-dealer to trade your securities as well as the purchasers of your securities to sell them in the secondary market. These requirements may cause potential buyers to be eliminated and the market for the common stock you purchase in this offering could have no effective market to sell into, thereby causing your investment to be worthless.

SHAREHOLDERS PURCHASING SHARES IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION, CAUSING THEIR INVESTMENT TO IMMEDIaTELY BE WORTH LESS THAT THEIR PURCHASE PRICE.

If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering. This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution: (a) if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.02 per share and an immediate dilution to the new shareholders of $0.48 per common share; and (b) if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to

$0.08 per share and an immediate dilution to the new shareholders of $0.42 per common share.

INVESTORS ARE NOT ABLE TO CANCEL THEIR SUBSCRIPTION AGREEMENTS THEY SIGN, THEREFORE LOSING ANY CHANCE TO CHANGE THEIR MINDS.

Once the Company receives an investors subscription, they will not be able to cancel their subscription. The investor will therefore lose any right or opportunity to change their mind after receipt by the Company.

OUR SERVICES ARE SUBJECT TO STATE GOVERNMENT REGULATION. IF WE DO NOT CONTINUE TO MEET THE STANDARDS AND REGULATIONS, OUR BUSINESS COULD BE REDUCED SUBSTANTIALLY OR ERODE COMPLETELY WHICH COULD CAUSE THE VALUE OF YOUR INVESTMENT DECLINE OR BECOME WORTHLESS.

We are currently subject to State licensing and state regulations for mold remeditators. In Texas in 2003, legislation was passed that called for the Department of Health to establish a licensing program, thus becoming the first state to legislate mold remediator/assessor licensing. This legislation gave us until January 1, 2005 to take training courses and pass their exam. Although we have satisfied the new requirements for training and passing exams, if we do not, cannot, or for any other reason fail to meet any new standards or criteria established by government regulations, our business could be reduced substantially or eroded completely. In either case, your investment could decline in value or become completely worthless.

                           FORWARD LOOKING STATEMENTS

         This prospectus contains forward_looking statements. These forward looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward_looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward_looking statements. In addition, the forward_looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward_looking statements, which reflect our management's view only as of the date of this prospectus.


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The book value of our common stock as of December 31, 2005 was $61,707 or $0.01 per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.50 per share, after deducting estimated offering expenses), our projected book value as of December 31, 2005 would be approximately $119,938 or $0.02 per share, if the minimum is sold, and $527,938 or $0.08 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution:

if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.02 per share and an immediate dilution to the new shareholders of $0.48 per common share.

if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.08 per share and an immediate dilution to the new shareholders of $0.42 per common share.

The following table illustrates this per share dilution:
--- --------- ----- ----------- ---- --- ----- ---------

                                                          Minimum        Maximum
Assumed initial public offering price                     $0.50           $0.50
Book value as of December 31, 2005                        $0.01           $0.01
Projected book value after this offering                  $0.02           $0.08
Increase attributable to new stockholders: $0.01 $0.07

Projected book value
    as of December 31, 2005 after this offering           $0.02           $0.08
Decrease to new stockholders                              ($0.48)        ($0.42)
Percentage dilution to new stockholders                    96 %           84 %


         The following table summarizes and shows on a projected basis as of December 31, 2005, the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:


MINIMUM OFFERING
                          Number         Percent                       Average
                          of shares      of shares       Amount        price per
                          owned          owned           paid          share
                          -----          -----           ----          -----
Current shareholders    5,500,000        97.35         $ 69,649         $ 0.013

New investors             150,000         2.65         $ 75,000         $ 0.50

--------------------------------------------------------------------------------
                       ---------------------------------------------------------
Total                  5,650,000        100.00        $144,649


Maximum offering
                          Number         Percent                       Average
                          of shares      of shares      Amount         per
                          owned          owned          paid           share
                          -----          -----          ----           -----
Current shareholders   5,500,000         84.62         $ 69,649        $ 0.013

New investors          1,000,000         15.38         $ 500,000       $ 0.50
                       ---------------------------------------------------------
Total                  6,500,000       100.00         $ 569,649


--------------------------------------------------------------------------------

                              PLAN OF DISTRIBUTION

         The common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, Reed T. Buley. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Buley, or introduced to Mr. Buley and personally contacted by him or referred to her. We have no agreements, understandings or commitments, whether written or oral, to offer or sell the securities to any individual or entity, or with any person, including our attorney, or group for referrals and if there are any referrals, we will not pay finders fees.

         Mr. Buley will be selling the common stock in this offering relying on the safe harbor from broker registration under the Rule 3a4-1(a) of the Securities Exchange Act of 1934. Mr. Buley qualifies under this safe harbor because Mr. Buley (a) is not subject to a statutory disqualification, (b) will not be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) is not an associated person of a broker dealer, and has not been an associated person of a broker dealer within the preceding twelve months, and
(d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering, and he is not a broker dealer, or an associated person of a broker dealer, within the preceding 12 months, and he has not participated in selling securities for any issuer in the past 12 months and shall not sell for another issuer in the twelve months following the last sale in this offering.

         Additionally, he will be contacting relatives, friends and business associates to invest in this offering and provide them with a printed copy of the prospectus and subscription agreement. No printed advertising materials will be used for solicitation, no internet solicitation and no cold calling people to solicit interest for investment.

         The money we raise in this offering before the minimum amount is sold will be held by the Company's attorney, uncashed, until the minimum amount is raised at which time we will deposit them in our bank account and retain the transfer agent who will then issue the shares. We will not cash the checks unless and until we raise the minimum subscription amount, we will not pay interest on the funds while they are held by J. Hamilton McMenamy, P.C., 8222 Douglas, Suite 850, Dallas, Texas 75225, and we will take reasonable care not to commingle the funds received with any other monies. At such time as the minimum subscription is not raised by the end of the offering period, all funds will be refunded immediately, without interest. The offering will close on August 28, 2006, if not terminated sooner.

         The subscription agreement will provide investors the opportunity to purchase shares at $0.50 per share by purchasing directly from the Company. The agreement also provides that investors are not entitled to cancel, terminate or revoke the agreement. In addition, if the minimum subscription is not raised by August 28, 2006, the subscription agreement will be terminated and any funds received will be returned to the investors.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised. The transfer agent will only be engaged in the event that we obtain at least the minimum subscription amount in this offering.



                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.
         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                                     $75,000           $500,000
                                                     Minimum           Maximum
Legal, Accounting & Printing Expenses                  9,500             26,500
Other Offering Expenses                                7,269              7,269
Net Proceeds to Company                               58,231            466,231
                                                     -------          ---------
TOTAL                                                $75,000          $ 500,000

The following describes each of the expense categories:

     *    legal,   accounting  and  printing  expense  is  the  estimated  costs associated with this offering;
     * other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

The following table sets forth how we anticipate using the net proceeds to the company:

                                                     $75,000          $500,000
                                                     Minimum          Maximum
                                                     --------         --------
Marketing                                            $ 15,000         $100,000
Remediation equipment                                  10,000          120,000
Salaries                                                3,000           60,000
Products/services/training/licensing                    4,000          130,000
General corporate overhead                             26,231           51,231
                                                     --------         ---------
Proceeds to company                                  $ 58,231         $ 466,231

The category of 'products/services/training/licensing' will be used to:

* Develop new products and services as explained in the 'Description of Business' section
*    Train new employees in procedures of the remediation process
* Obtain licenses for the Company and employees as may be required by new legislation which is described under Government Regulation in the 'Description of Business' section


                             DESCRIPTION OF BUSINESS

We were incorporated on June 25, 1999 in the State of Texas. We are engaged in both the residential and commercial restoration and mold remediation business. The funds from this offering will allow us to further develop our business through advertising and marketing our services throughout the State of Texas. The minimum funds raised in this offering will take us to a point where we reach the stage where our cash flow from operations sustains our current operations.

We are a company that is in the restoration and mold remediation business for residential and commercial structures. When damage by wind, fire, flood or any other catastrophic event is experienced, we offer cleaning, restoration and remediation services. We are certified in mold remediation, licensed by the State of Texas and fully approved by The Texas Department of State Health Services.

Restoration:
The restoration business is a highly competitive industry due to low economic and education barriers of entry. Although timely receivable collections can be problematic, restoration contractors experience minimal credit risk since many times their bills are paid by insurance companies, a significant advantage over residential contractors. Finally, the restoration industry is largely recession proof and non-cyclical. Hurricanes, tornadoes, hail storms, floods and fires, along with a host of other natural and man-made perils, combine to generate a year-round stream of potential customers without regard for the state of the economy.

There are generally two parts to the restoration industry, remediation (or mitigation) and reconstruction. As the name implies, remediation means stopping or reducing further losses. It includes such services as water extraction and smoke removal, and is often limited to working with a structure's interior and its contents. The reconstruction side of the business involves demolition and replacement of damaged structural components. Since the restoration industry is a relationship driven business, we have consistently followed a marketing approach of building relationships with contractors, local municipal leaders, and insurance companies. Securing contracts on losses not involving existing relationships often involves following storms and/or other natural disasters. We continue to follow traditional methods for obtaining restoration work. We compete for restoration contracts at loss locations. We use a variety of techniques to determine where there are losses from fire, wind, storm etc. and to position ourselves to be in contact with the decision maker on each loss.

Our restoration construction company operates in a multi-billion dollar per year industry where there are low barriers to entry and little to no regulation. Consequently the industry is fragmented with thousands of restoration contractors ranging in size from international giants to independent contractors. However, despite the industry confusion and competition, we seek to maintain a competitive advantage over other restoration companies with our work quality, timeliness, and professional delivery of our services.


We are subject to various state and local laws and regulations regarding construction activities and building codes.

Remediation:
When mold in a structure has been identified, the basic concepts of cleaning, restoration and mold remediation are:
* Identify and stop the moisture source. Examples of sources can be roof leaks, condensation pan or drain line leaks, plumbing leaks, sewage line leaks, shower pan leaks, wall leaks, especially around windows, found water leaks, improper insulation associated with HVAC systems, or any other source found to cause elevated moisture or humidity levels.
* Dry the area. Until the building materials are dried to acceptable levels, mold will still likely grow. The drying process should be done in a manner not to cause the spread of mold spores or spread molds to other parts of the building not previously affected by the water or moisture problem. The drying industry should be referenced for proper drying techniques.
* Perform remediation. After the moisture source has been identified and corrected and the wet areas dried, then the remediation activities can begin. The remediation may consist of either the removal of or cleaning of water damaged and/or mold damaged materials. It is often the case that the drying process and the remediation process are done at the same time. There is usually no need to dry water- damaged materials that will need to be removed as part of the remediation process. The remediation can include several different types of work activities depending on the area of the structure being addressed, as well as the quantities of materials affected.
         These activities can include:

         * removal of the affected area including paneling, wallboard, flooring, ceiling, and wood infrastructure to remove all mold damaged materials
         * if the affected area is not removed the affected area will be cleaned, sanitized and dried to remove all mold contamination
         *  ensure the affected area is free of contaminated materials
         * Final Clearance Tests Upon completion of the remediation phase a new series of tests must be completed to assess successful elimination of the source of toxins, allergens, and other IAQ probleMr. Surface testing with either bulk tape or bulk scraping would show no active fungal presence. Air testing (total bioaerosol collections) should show similar indoor/outdoor populations. Passing this test is required prior to moving into the reconstruction phase.

We will perform all these remediation processes as necessitated by the particular job.

We have witnessed that dealing with mold contamination indoors has evolved into a specialty industry. Many individuals in the cleaning, restoration, hazardous materials, and industrial hygiene fields have noticed this evolution, from common construction nuisance to specialty remediation service. The legal profession has not missed the opportunity toward uniform treatment of mold contamination in buildings, where many suits have been brought against insurance companies claiming damage from mold thereby driving the growth in the mold remediation industry and the attention that the insurance companies did not treat mold claims uniformly. The legal profession is taking this opportunity to force the establishment of a uniform treatment of mold contamination in buildings. In addition, the International Association of Mold Remediation Specialists publishes a remediation guide which promotes competence and quality in mold mitigation and remediation through research and education. Their materials can be viewed at www.iamrs.org.

In general terms, mold is commonly identified as a black mossy fungus that grows in dark and non-lit areas of walls and floors and ceilings which are exposed to moisture. More technically, mold is a life form that thrives on water and can grow at relative humidity of above 60 %. Molds produce tiny spores that reproduce and float through the air both inside and outside. These spores give off by-products such as volatile organic compounds and mycotoxins. Mycotoxins are naturally occurring substances produced by fungi as a secondary metabolite that typically affords the organism survival. Exposure to these spores has shown to cause a variety of health problems and allergic reactions. When mold spores land on a damp surface indoor, they may begin growing and digesting whatever they land on in order to survive. This can be wood, paper, carpet or foods. If the mold continues to grow un-addressed, a problem with mold can result and cause a situation where it has to be removed, often through demolition of the substance it is growing on.

The Company also provides services for specialty rug cleaning. Rugs are highly susceptible to damage due to water, fire, or general dirty conditions. The first step in the cleaning process is to know what you are cleaning and what damage the object has sustained. We perform a fiber ID test to determine the content of the rug. This is because different fibers and materials require different cleaning solutions. Additionally, rugs with cotton fringes or wool face yearns must be cleaned differently than other fiber content rugs. The primary steps in specialized cleaning include:

Thorough commercial vacuum application
Reverse raised air-flow table treatment. Compressed air is forced through the back of the rug to remove particle matter out of the rug face.
A dye application to prevent color fading or running during the cleaning process.
Rug submersion in custom built self contained pool. Clean fresh water is constantly circulated and residue is filtered away from the pool.
Forced air drying process.
All fringes are hand treated and combed.
Rug is placed in our drying house and subsequently inspected for cleanliness.

BUSINESS OPERATIONS:

Restoration and Remediation:
The company employs a strict four step remediation process. This includes:

         Project sequence planning
1.       Containment and exposure control
2.       Removal and disposal of contaminated  material
3.       Hygienic cleaning of surfaces

The importance of constructing proper containments cannot be over-emphasized. These containments control the environment/air flow and eliminate cross-contamination, restricting expansion of the problem and curbing the associated cost. Standards such as the New York City Department of Health Guidelines on Assessment and Remediation of Fungi in an Indoor Environment are valuable and followed by the company. The standards and testing utilized by the New York City Department of Health include:

Systemic Analysis:
         Health Effects such as runny nose, eye irritation, cough, congestion, asthma aggrevation, headache and fatigue.
         Immunological Effects such as allergies and lung damage.
         Toxic Effects including respiratory and eye irritations and the inability to concentrate.
         Infectious Disease such as aspergillosis.
         Medical Evaluation
         Medical Relocation

Remediation Analysis:
         Visual Inspection
         Bulk/Surface Sampling
         Air Monitoring
         Analysis of environmental samples
         Remediation as needed. This includes small isolated areas, mid-sized isolated areas, large isolated areas, and extensive contamination remediation.
         Demolition and removal of contaminated materials.

The standards set forth by the New York Department of Health were the first in the nation and are acting as a basic guide for all mold remediation. We believe the above standards are comprehensive and provide a solid plan in executing operations. We believe adhering to these standards will ensure a complete and successful remediation process. In each of our jobs, we review these guidelines and determine which ones apply to our particular job and then follow them.

In addition to the foregoing, the company augments the remediation process with lab testing, consultation, final testing and reconstruction where required.

GOVERNMENT REGULATION:
At the present time there are no federal government regulations for mold remeditators. We believe any legislation requiring licensing and certification to be in our favor as we have numerous licenses and certifications as detailed in the section below. On January 1, 2005, the State of Texas Department of Health adopted rules for the testing, licensing and registration of mold remediators. The rules as they have been adopted require potential licensees to take a course approved by the Texas Department of Health, take an exam given by them, and then pay a license fee. We believe that as of this date, we are in compliance with all the new rules, having taken the required exam.

OUR QUALIFICATIONS
We presently have several certification and licenses pertinent to our industry and anticipate qualifying for the new license without further issues since we already have all the qualifications as outlined in Legislative Update on HB 329, the act that relates to Texas state regulation of mold assessors and
remediators,           which           can          be          seen          at
http://www.texasboma.org/legislative_update_4_22_03.htm. The licenses we currently hold are:

Institute of Inspection, Cleaning and Restoration
         IIRC - Carpet Cleaning
         IIRC - Upholstery & Fabric Cleaning
         IIRC - Journeyman Textile Cleaner
         IIRC - Odor Conrol
GEBCO Assocaites:
         Mold Remediation Contractor    Certificate No. 05077
Texas Department of Health Services:
         Mold Remediation Contractor    License No. MRC0329

INDUSTRY & COMPETITION:
The mold remediation industry is not highly competitive. Most of the companies have developed their mold remediation business as a progression and add on to their restoration business or their air quality business, having much experience leading up to their involvement in the mold remediation industry. We believe our major competitors to be speicatly remediation and cleaning companies, some of which are national in scope. Most companies, however, are either local or regional in scope and due to the process of cleaning, restoration and remediation being a service, or more accurately people performed. However, the company has a competitive advantage in standardized processes, training and services and can duplicate this system in any part of the country.

We believe our greatest competition is from nationally franchised operators, the three largest of which are Service Master, Blackmon Mooring, and Serve Pro. However, their success is based not only upon the nationally known name but upon the franchisee and the reputation he/she is able to establish. Since the industry is relatively new and much of the work is localized, we dont see having a national franchise name as that much of an advantage. We have been able to concentrate our marketing and sales on companies that have ongoing business, for example, home builders and developers.

Our methods of competing are through establishing relationships with builders and developers where we can solicit business from those who can give us continual referrals. Future products and services:At the present time, we do not have plans to develop or market additional products or services.

Sources and Availability of Raw Material:

We are a service business and do not use raw materials. We use products in performing our service that are readily available from many sources.

Dependence on One or a Few Major Customers:
We are not dependent on any one or a few major customers.

Costs and Effects of Compliance with Environmental Laws:
We are not aware of nor do we anticipate any environmental laws with which we will have to comply.

Number of Employees:
We have one employee, the President. The duties of the President are to solicit business by implementing the marketing initiatives and developing customers. Further duties include formulating plans for each job, the Scope of Work and Work Plan, and then oversee the work done by the various subcontractors who will do the actual remediation. On any particular job, we may have one to three subcontractors. Most of the remediation work is subcontracted out to persons that have experience in mold remediation; we subcontract them job by job so that we can give them a Scope of Work and Work Plan specific to each job. At this time, we have not had written contracts because we have felt comfortable with the contractors and that they would follow the Work Plan's; we may change this as our quantity of work and contract amount increases. The work is subcontracted out for two reasons: firstly, its allows us to better control our costs as we have grown into this business; and secondly, we can limit our liability by requiring our subcontractors to carry liability insurance. As we grow, we have the option of hiring and training employees to do much of the work that the subcontractors do now, and we will do that when it becomes cost effective to do so. As of the date of this filing, we have not worked with any particular subcontractor on a consistent basis and have no affiliation with any of the subcontractors we have used.

The day to day duties are performed by the President.

Operations and Technology:

We are not subject to dependence on technology, meaning that if our computer systems or software were to fail, we would still be able to continue in our business since the computer or software is not an integral part of our remediation work.


                  MANAGEMENTS DISCUSSION AND PLAN OF OPERATIONS

         As of December 31, 2005, our cash balance was $2,192.

         Our sales for the twelve months ending December 31, 2005 were $167,095, with a net loss of $16,938. The loss is due to certain start up costs associated with establishing our remediation business. Although we experienced a loss in 2005, we expect our net profit to increase as sales increase due to our expense structure remaining constant as many of our expenses are fixed. Also, the margins are higher in the remediation work, and as we do more remediation work, our margins should rise. With an increase in sales, certain of our expenses will remain the same such as rent and utilities, while others will incrementally increase such as advertising, marketing and labor, while our cost of sales will increase proportionate to sales. However, overall our expenses will not rise at the same rate as our sales.

The plan of operations for the 12 months following the commencement of this offering will include the continued growth plan of The Company including but not limited to developing more relationships with contractors and insurance companies, controlling variable expenses, and better managing existing customers.

Marketing and advertising costs will be determined by the amount raised in the initial offering. If the maximum amount of $500,000 is raised, these costs are projected to total $100,000 in the first 12 months of operation. As previously mentioned, advertising costs will include printed circulars, newspapers, and trade magazines. If the minimum amount is raised in this offering, in the first 12 months of operation, a minimum amount of money will be spent on advertising.

The Company plans to further enhance its owned remediation equipment, providing for more efficient cost control. If the maximum amount is raised in this offering equipment purchases will approximate $120,000. If the minimum amount is raised, purchased equipment will approximate $10,000. This will then require the company to lease or rent needed equipment with the cost recognized as a cost of sale in the income statement.

Additionally, the company will keep all licenses current. If the maximum amount is raised, we will budget to spend up to $130,000 on expanding our markets and training current and new employees.

Generating Sufficient Revenue:

The Company plans to generate sufficient revenue by expanding and developing its product line, and increasing market penetration.

Financing Needs:

Our cash flows since inception have been adequate to support on-going operations. As noted above, the Company's financing needs can and will be met even if the minimum offering amount is raised. We believe that by raising the minimum amount of funds in this offering we will have sufficient funds to cash flow our growth plans for a minimum of twelve months.



                             DESCRIPTION OF PROPERTY

         Our corporate and retail facilities are located in a 2,500 square foot warehouse building which we rent on a month to month basis from a related party at a fair market value of $525 per month.




             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:


Name                 Age          Position
--------------------------------------------------------------------------------

Reed T. Buley         48          Director, President; Secretary and Director

Background of Directors and Executive Officers:

Reed T. Buley. Mr. Buley graduated from Trinity Valley Community College in 1992, Since graduation he has held various management and operations positions before moving into the restoration business. In the course of the restoration business, he added the remediation and other specialty services. He was the manager of a water and fire restoration company serving the Dallas/Fort Worth metroplex from 2000 until 2002 when he became President of Slopestyle Corporation. He has been the President of Slopestyle Cororation since December 2002.


                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director has received the following compensation compensation for the years of 2004 and 2005. He has no employment contract with the company.

     Name of Person           Capacity in which he served         Aggregate
Receiving compensation        to receive remuneration             remuneration
--------------------------------------------------------------------------------
     Reed T. Buley            President, Secretary                2004 - $50,725
                                   and Treasurer                  2005 - $19,945

         As of the date of this offering, our sole officer is our only employee. We have no plans to pay remuneration to any other officer in or associated with our company. When we have funds and/or revenue, our board of directors will determine any other remuneration at that time.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In December, 2002, the president of the company received 5,000,000 shares of common stock which we issued to him for $68,649, composed of $3,247 cash, $14,585 in accounts receivable, $525 in prepaid expenses, $83,745 in fixed assets and offsetting loans of $33,453 against the fixed assets. The fair value of the assets Mr. Buley exchanged was $68,649.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

*    a director or officer of the issuer;
*    any principal security holder;
*    any promoter of the issuer;
* any relative or spouse, or relative of such spouse, of the above referenced persons.




                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 5% of the outstanding common stock, and all officers and directors of the company:

Title / relationship                                                   Amount owned
 to Issuer                          Name of Owner                      before offering         Percent
------------------------------------------------------------------------------------------------------

President, Secretary
            and Director            Reed T. Buley                      5,000,000               90.91%
                  After offering:   Minimum                            5,000,000               88.50%
                                    Maximum                            5,000,000               76.92%

Shareholder                         Southern Fiduciary Financial, Inc.   500,000                9.09%
                  After offering:   Minimum                              500,000                8.85%
                                    Maximum                              500,000                7.69%


                                                SIGNIFICANT PARTIES

         The following table lists the relationship of the significant parties to the issuer:

Relationship                        Name and
to Issuer                           business address                    Residential address
------------------------------------------------------------------------------------------------------

Officer                             Reed T. Buley
and Director                        1111 Hughes Court                  1111 Hughes Court
                                    Wylie, Texas 75098                 Wylie, Texas 75098

Record owners of                    Reed T. Buley
5% (or more) owner                  1111 Hughes Court                  1111 Hughes Court
of equity securities                Wylie, Texas 75098                 Wylie, Texas 75098

                                    Southern Fiduciary Financial, Inc.
                                    8140 Walnut Hill Lane, Ste 700     8140 Walnut Hill Lane, #700
                                    Dallas, Texas 75231                Dallas, Texas 75231

Beneficial owner of                 Reed T. Buley
5% (or more) owner                  1111 Hughes Court                  1111 Hughes Court
of equity securities                Wylie, Texas 75098                 Wylie, Texas 75098

                                    Shirley Reynolds
                                    8140 Walnut Hill Lane, Ste 700     1104 Mossvine
                                    Dallas, Texas 75231                Plano, Texas 75023

Counsel to Issuer                   J. Hamilton McMenamy, P.C.
                                    8222 Douglas
                                    Suite 850
                                    Dallas, Texas 75225

* Shirley Reynolds is the beneficial owner of Southern Fiduciary Financial, Inc.


                            SECURITIES BEING OFFERED

         We are offering for sale common stock in our company at a price of $0.50 per share. We are offering a minimum of 150,000 shares and a maximum of 1,000,000 shares. The authorized capital in our company consists of 50,000,000 shares of common stock, $0.001 par value per share. As of December 31, 2005, we had 5,500,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.



       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company.


                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained the same accountant, David S. Hall, P.C., as our independent certified public accountant. We have had no disagreements with them on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Texas Corporation Act, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article Thirteen of our Articles of Incorporation states:

          A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any act or omission in his capacity as a director, except to the extent otherwise expressly provided by a statute of the State of Texas. Any repeal or modification of this Article shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of the corporation existing at the time of the repeal or modification.

The position of the U.S. Securities & Exchange Commission under the Securities Act of 1933:

                           Insofar as  indemnification  for liabilities  arising
                  under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.

                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is J. Hamilton McMenamy, P.C., 8222 Douglas, Suite 850, Dallas, Texas 75225.


                                     EXPERTS

         The financial statements as of December 31, 2005 and 2004, and for the twelve months ended December 31, 2005 and 2004 of the company included in this prospectus have been audited by David S. Hall, P.C., independent certified public accountants, as set forth in his report. The financial statements have been included in reliance upon the authority of them as experts in accounting and auditing.


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.





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                                       20

                                 CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2005. Our capitalization is presented on: * an actual basis; * a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (150,000) we plan to sell in this offering; and * a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (1,000,000) we plan to sell in this offering.
                                                         After           After
                                       Actual          Minimum         Maximum
                                    Dec 31, 2005       Offering        Offering
                                   -------------       --------        --------
Stockholders' equity
Common Stock, $0.001 par value;
50,000,000 shares authorized;             5,500           5,650           6,500
Additional Paid In Capital               64,149         122,230         529,380
Retained earnings                      (  7,942)       (  7,942)       (  7,942)
Total Stockholders' Equity                7,942         119,938         527,938

Total Capitalization                      7,942         119,938         527,938

Number of shares outstanding          5,500,000       5,650,000       6,500,000

         The Company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.


                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite 100, Plano, Texas 75093.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Management of Slopestyle Corporation
Wylie, Texas

We have audited the accompanying balance sheet of Slopestyle Corporation as of December 31, 2004 and the related statements of income, cash flows and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slopestyle Corporation as of December 31, 2004, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.







/s/  David S. Hall, P.C.
------------------------
David S. Hall, P.C.

Dallas, Texas
February 8, 2006

                             SLOPESTYLE CORPORATION
                                  BALANCE SHEET
                               December 31, 2004


ASSETS
      Current Assets
          Cash and Cash Equivalents                                    $  7,647
          Accounts Receivable--Net of Allowance                          16,553
          Prepaid Expenses                                                  525
                                                                       --------
               Total Current Assets                                      24,725

      Fixed Assets
          Vans                                                           52,373
          Cleaning Equipment for Vans                                    27,146
          Computer                                                        2,249
          Trailer                                                         1,977
          Less: Accumulated Depreciation                                (23,927)
                                                                       --------
               Total Fixed Assets                                        59,818
                                                                       --------
                   TOTAL ASSETS                                        $ 84,543
                                                                       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
      Current Liabilities
          Accrued Expenses                                             $  1,476
          Short Term Notes Payable                                        4,422
                                                                       --------
               Total Liabilities (All Current)                            5,898

      Stockholders' Equity
          Common stock, $.001 par value, 50,000,000 shares authorized,
               5,500,000 shares issued and outstanding                    5,500
          Additional Paid-In Capital                                     64,149
          Retained Earnings                                               8,996
                                                                       --------
               Total Stockholders' Equity                                78,645
                                                                       --------

                   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 84,543
                                                                       ========


The accompanying notes are an integral part of these financial statements.

                             SLOPESTYLE CORPORATION
                               Statement of Income
                      For the Year Ended December 31, 2004


REVENUES                                                        $   175,532

OPERATING EXPENSES
      Direct Costs                                                   62,293
      Labor                                                          50,729
      Sales and Advertising                                           7,511
      General and Administrative                                     44,517
      Depreciation                                                   11,964
                                                                -----------
           TOTAL OPERATING EXPENSES                                 177,014
                                                                -----------

NET OPERATING (LOSS)                                                 (1,482)

OTHER INCOME (EXPENSE)
      Interest Expense                                                 (741)
                                                                -----------
           TOTAL OTHER INCOME (EXPENSE)                                (741)
                                                                -----------

NET (LOSS) BEFORE INCOME TAXES                                       (2,223)

      Provision for Income Taxes (Expense) Benefit                        0
                                                                -----------

NET (LOSS)                                                      $    (2,223)

      Beginning Retained Earnings                                    11,219
                                                                -----------
ENDING RETAINED EARNINGS                                        $     8,996
                                                                ===========

EARNINGS PER SHARE

      Weighted Average of Outstanding Shares                      5,500,000
                                                                ===========
      Income (Loss) for Common Stockholders                     $     (0.00)
                                                                ===========


The accompanying notes are an integral part of these financial statements.

                             SLOPESTYLE CORPORATION
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2004


CASH FLOWS FROM OPERATING ACTIVITIES
      Net (Loss)                                                       $ (2,223)
      Adjustments to reconcile net income to net cash
       provided by operating activities:
           Depreciation                                                  11,964
           Decrease in Accounts Receivable                               17,723
           (Decrease) in Accrued Expenses                                (6,247)
                                                                       --------

               Net Cash Provided by Operating Activities                 21,217

CASH FLOWS FROM INVESTING ACTIVITIES
      None                                                                    0
                                                                       --------

               Net Cash Provided (Used) by Investing Activities               0

CASH FLOWS FROM FINANCING ACTIVITIES
      Note Payments                                                     (15,199)
                                                                       --------

               Net Cash (Used) by Financing Activities                  (15,199)
                                                                       --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                 6,018

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            1,629
                                                                       --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                               $  7,647
                                                                       ========


SUPPLEMENTAL DISCLOSURES

      Cash Paid During the Year for Interest Expense                   $    741
                                                                       ========



The accompanying notes are an integral part of these financial statements.



                             SLOPESTYLE CORPORATION
                  Statement of Changes in Stockholders' Equity
                      For the Year Ended December 31, 2004

                                               Common Stock                Paid-In             Retained
                                          Shares          Amount           Capital             Earnings             Totals
                                       -------------   --------------  -----------------   -----------------   -----------------


Beginning Stockholder's Equity            5,500,000    $       5,500   $         64,149    $         11,219    $         80,868

Net (Loss)                                        0                0                  0              (2,223)             (2,223)
                                       -------------   --------------  -----------------   -----------------   -----------------


Ending Stockholders' Equity               5,500,000    $        5,500  $         64,149               8,996    $          78,645
                                       =============   ==============  =================   =================   =================











The accompanying notes are an integral part of these financial statements.

                             SLOPESTYLE CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004




NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

         Nature of Activities, History and Organization:
         -----------------------------------------------

         Slopestyle Corporation operates under the names Carpet Star of Texas and Absolute Remediation as a carpet cleaning, home restoration, and mold remediation business for residential and commercial real estate. The company is located in Wylie, Texas and was incorporated on June 30, 1999 under the laws of the State of Texas.

         Significant Accounting Policies:
         --------------------------------

         The Company's management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and expense. It is also necessary for management to determine, measure and allocate resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

                  Basis of Presentation:
                  ----------------------

                  The Company prepares its financial statements on the accrual basis of accounting.

                  Cash and Cash Equivalents:
                  --------------------------

                  All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

                  Revenue Recognition:
                  --------------------

                  Revenue is recognized at completion of services.

                  Accounts Receivable:
                  --------------------

                  Accounts receivable is valued net of a provision for doubtful accounts based on a review of collectibility. Accounts deemed uncollectible are applied to an allowance for doubtful accounts and charged against earnings.

                  Income Taxes:
                  -------------

                  Income from the corporation is taxed at regular corporate rates per the Internal Revenue Code. There are no provisions for current taxes due to net available operating losses.

                             SLOPESTYLE CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 1 - (CONTINUED)
--------------------

                  Fixed Assets:
                  -------------

                  Fixed Assets are depreciated over their useful lives ranging from 5 to 7 years. Repairs and maintenance is charged to expense as incurred.

                  Earnings (Loss) per Share:
                  --------------------------

                  Earnings (loss) per share (basic) is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding for the period covered. As the Company has no potentially dilutive securities, fully diluted earnings
                  (loss) per share is identical to earnings (loss) per share (basic).

                  Use of Estimates:
                  -----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2 - FIXED ASSETS
---------------------

         Fixed assets at December 31, 2004 are as follows:

                  Vans (4)                                    $    52,373
                  Equipment in Vans                                27,146
                  Computer                                          2,249
                  Trailer                                           1,977
                  Less:  Accumulated Depreciation               (  23,927)
                                                              -----------

                           Total Fixed Assets                 $    59,818
                                                              ===========

         Depreciation expense was $11,964 for the period ended December 31, 2004.

                             SLOPESTYLE CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 3 - NOTES PAYABLE
----------------------

         The Company acquired four vans through financing with the seller. Notes payable at December 31, 2004 are as follows:

                                      Original     Interest    Remaining
                                      Amount       Rate        Balance
                                      --------     --------    ----------

                  Van #1             $ 19,8715.9%             $     1,455
                  Van #2               19,871        5.9%           1,455
                  Van #3               14,318        5.9%             777
                  Van #4               13,550        5.9%             735
                                                              -----------

                           Total Notes Payable                $     4,422
                                                              ===========

         Interest expense was $741 for the period ended December 31, 2004.


NOTE 4 - COMMON STOCK
---------------------

         The Company is authorized to issue 50,000,000 common shares at a par value of $0.001 per share. These shares have full voting rights. At December 31, 2004, there were 5,500,000 shares outstanding as follows:

                                                                Shares

                  At Inception                                  500,000
                  December 20, 2002                           5,000,000
                                                              ---------

                           Total Shares Outstanding           5,500,000
                                                              =========

         At December 20, 2002 , the Company issued 5,000 shares of stock, in exchange for assets totaling $102,102 and assumption of liabilities of $33,453, and recorded additional paid in capital of $68,649. All values were based on current market value as of December 20, 2002. On December 9, 2005, the Company formalized a 10 for 1 stock split effective as of December 20, 2002, which effectively increased the stock issued from 5,500 to 5,500,000.

                             SLOPESTYLE CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 5 - INCOME TAXES
---------------------

         The Company had a net loss for the period ended December 31, 2004, and therefore incurred no tax liability. As the loss was minimal, no deferred tax benefit was accrued.


NOTE 6 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

         The Company leases warehouse space under a two-year lease which expires in November 2006. Future minimum rental obligations at December 31, 2004 are as follows:

                         Year Ended

                   2005                           $    6,660
                   2006                                5,550
                   2007                                    0
                   2008                                    0
                   2009 and After                          0
                                                  ----------

                           Totals                 $   12,210
                                                  ==========

         Rent expense was $6,660 for the period ended December 31, 2004.


NOTE 7 - RELATED PARTY TRANSACTIONS
-----------------------------------

         Warehouse space is rented from a related party at fair rental value.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Management of Slopestyle Corporation
Wylie, Texas

We have audited the accompanying balance sheet of Slopestyle Corporation as of December 31, 2005 and the related statements of income, cash flows and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slopestyle Corporation as of December 31, 2005, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.




/s/ David S. Hall, P.C.
-----------------------
David S. Hall, P.C.

Dallas, Texas
February 8, 2006




                                    SLOPESTYLE CORPORATION
                                        Balance Sheet
                                      December 31, 2005



ASSETS
      Current Assets
          Cash and Cash Equivalents                                                            $        2,192
          Accounts Receivable--Net of Allowance                                                        12,631
                                                                                                 -------------
               Total Current Assets                                                                    14,823

      Fixed Assets
          Vans                                                                                         52,373
          Cleaning Equipment                                                                           27,146
          Computer                                                                                      2,249
          Trailer                                                                                       1,977
          Less: Accumulated Depreciation                                                              (35,891)
                                                                                                 -------------
               Total Fixed Assets                                                                      47,854
                                                                                                 -------------

                   TOTAL ASSETS                                                                $       62,677
                                                                                                 =============

LIABILITIES AND STOCKHOLDERS' EQUITY
      Current Liabilities
          Accrued Expenses                                                                     $          970
                                                                                                 -------------
               Total Liabilities (All Current)                                                            970

      Stockholders' Equity
          Common stock, $.001 par value, 50,000,000 shares authorized,
               5,500,000 shares issued and outstanding                                                  5,500
          Additional Paid-In Capital                                                                   64,149
          Retained Earnings (Deficit)                                                                  (7,942)
                                                                                                 -------------
               Total Stockholders' Equity                                                              61,707
                                                                                                 -------------

                   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $       62,677
                                                                                                 =============


The accompanying notes are an integral part of these financial statements.




                                   SLOPESTYLE CORPORATION
                                    Statement of Income
                            For the Year Ended December 31, 2005


REVENUES                                                                                     $       167,095

OPERATING EXPENSES
      Direct Costs                                                                                    86,248
      Labor                                                                                           19,945
      Advertising                                                                                     11,523
      General and Administrative                                                                      54,321
      Depreciation                                                                                    11,964
                                                                                                -------------
           TOTAL OPERATING EXPENSES                                                                  184,001
                                                                                                -------------

NET OPERATING (LOSS)                                                                                 (16,906)

OTHER INCOME (EXPENSE)
      Interest Expense                                                                                   (32)
                                                                                                -------------
           TOTAL OTHER INCOME (EXPENSE)                                                                  (32)
                                                                                                -------------

NET (LOSS) BEFORE INCOME TAXES                                                                       (16,938)

      Provision for Income Taxes (Expense) Benefit                                                         0
                                                                                                -------------

NET (LOSS)                                                                                   $       (16,938)

      Beginning Retained Earnings                                                                      8,996
                                                                                                -------------

ENDING RETAINED EARNINGS (DEFICIT)                                                           $        (7,942)
                                                                                                =============

EARNINGS PER SHARE

      Weighted Average of Outstanding Shares                                                       5,500,000
                                                                                                =============
      Income (Loss) for Common Stockholders                                                  $         (0.00)
                                                                                                =============



The accompanying notes are an integral part of these financial statements.




                                   SLOPESTYLE CORPORATION
                                   STATEMENT OF CASH FLOWS
                            FOR THE YEAR ENDED DECEMBER 31, 2005


CASH FLOWS FROM OPERATING ACTIVITIES
      Net (Loss)                                                                              $       (16,938)
      Adjustments to reconcile net loss to net cash
       provided by operating activities:
           Depreciation                                                                                11,964
           Decrease in Accounts Receivable                                                              3,921
           Decrease in Prepaid Expenses                                                                   525
           (Decrease) in Accrued Expenses                                                                (505)
                                                                                                --------------

               Net Cash (Used) by Operating Activities                                                 (1,033)

CASH FLOWS FROM INVESTING ACTIVITIES
      None                                                                                                  0
                                                                                                --------------

               Net Cash Provided (Used) by Investing Activities                                             0

CASH FLOWS FROM FINANCING ACTIVITIES
      Note Payments                                                                                    (4,422)
                                                                                                --------------

               Net Cash (Used) by Financing Activities                                                 (4,422)
                                                                                                --------------

NET (DECREASE) IN CASH AND CASH EQUIVALENTS                                                            (5,455)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                          7,647
                                                                                                --------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                                      $         2,192
                                                                                                ==============


SUPPLEMENTAL DISCLOSURES

      Cash Paid During the Year for Interest Expense                                          $            32
                                                                                                ==============




The accompanying notes are an integral part of these financial statements.



                       SLOPESTYLE CORPORATION
                               Statement of Changes in Stockholders' Equity
                         For the Year Ended December 31, 2005

                                               Common Stock                Paid-In             Retained
                                          Shares          Amount           Capital             Earnings             Totals
                                       -------------   --------------  -----------------   -----------------   -----------------


Beginning Stockholder's Equity            5,500,000    $       5,500   $         64,149    $          8,996    $         78,645

Net (Loss)                                        0                0                  0             (16,938)            (16,938)
                                       -------------   --------------  -----------------   -----------------   -----------------

Ending Stockholders' Equity               5,500,000    $       5,500   $         64,149              (7,942)   $         61,707
                                       =============   ==============  =================   =================   =================













The accompanying notes are an integral part of these financial statements.

                             SLOPESTYLE CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2005




NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

         Nature of Activities, History and Organization:
         -----------------------------------------------

         Slopestyle Corporation operates under the names Carpet Star of Texas and Absolute Remediation as a carpet cleaning, home restoration, and mold remediation business for residential and commercial real estate. The company is located in Wylie, Texas and was incorporated on June 30, 1999 under the laws of the State of Texas.

         Significant Accounting Policies:
         --------------------------------

         The Company's management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and expense. It is also necessary for management to determine, measure and allocate resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

                  Basis of Presentation:
                  ----------------------

                  The Company prepares its financial statements on the accrual basis of accounting.

                  Cash and Cash Equivalents:
                  --------------------------

                  All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

                  Revenue Recognition:
                  --------------------

                  Revenue is recognized at completion of services.

                  Accounts Receivable:
                  --------------------

                  Accounts receivable is valued net of a provision for doubtful accounts based on a review of collectibility. Accounts deemed uncollectible are applied to an allowance for doubtful accounts and charged against earnings.

                  Income Taxes:
                  -------------

                  Income from the corporation is taxed at regular corporate rates per the Internal Revenue Code. There are no provisions for current taxes due to net available operating losses.

                             SLOPESTYLE CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


NOTE 1 - (CONTINUED)
--------------------

                  Fixed Assets:
                  -------------

                  Fixed Assets are depreciated over their useful lives ranging from 5 to 7 years. Repairs and maintenance is charged to expense as incurred.

                  Earnings (Loss) per Share:
                  --------------------------

                  Earnings (loss) per share (basic) is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding for the period covered. As the Company has no potentially dilutive securities, fully diluted earnings
                  (loss) per share is identical to earnings (loss) per share (basic).

                  Use of Estimates:
                  -----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2 - FIXED ASSETS
---------------------

         Fixed assets at December 31, 2005 are as follows:

                  Vans (4)                                    $    52,373
                  Equipment in Vans                                27,146
                  Computer                                          2,249
                  Trailer                                           1,977
                  Less:  Accumulated Depreciation               (  35,891)
                                                              -----------

                           Total Fixed Assets                 $    47,854
                                                              ===========

         Depreciation expense was $11,964 for the period ended December 31, 2005.

                             SLOPESTYLE CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2005



NOTE 3 - NOTES PAYABLE
----------------------

         The Company acquired four vans through financing with the Seller. These notes were paid off as of December 31, 2005

         Interest expense was $32 for the period ended December 31, 2005.


NOTE 4 - COMMON STOCK
---------------------

         The Company is authorized to issue 50,000,000 common shares at a par value of $0.001 per share. These shares have full voting rights. At December 31, 2005, there were 5,500,000 shares outstanding as follows:

                                                                Shares
                                                                ------

                  At Inception                                  500,000
                  December 20, 2002                           5,000,000
                                                              ---------

                           Total Shares Outstanding           5,500,000
                                                              =========

         At December 20, 2002 , the Company issued 5,000 shares of stock, in exchange for assets totaling $102,102 and assumption of liabilities of $33,453, and recorded additional paid in capital of $68,649. All values were based on current market value as of December 20, 2002. On December 9, 2005, the Company formalized a 10 for 1 stock split effective as of December 20, 2002, which effectively increased the stock issued from 5,500 to 5,500,000.


NOTE 5 - INCOME TAXES
---------------------

         The Company had a net loss for the period ended December 31, 2005, and therefore incurred no tax liability. As the loss was minimal, no deferred tax benefit was accrued.

                             SLOPESTYLE CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


NOTE 6 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

         The Company leases warehouse space under a two-year lease which expires in November 2006. Future minimum rental obligations at December 31, 2005 are as follows:

                        Year Ended

                  2006                               $     5,550
                  2007                                         0
                  2008                                         0
                  2009                                         0
                  2010 and After                               0
                                                     -----------

                          Totals                     $     5,550
                                                     ===========

         Rent expense was $6,660 for the period ended December 31, 2005.


NOTE 7 - RELATED PARTY TRANSACTIONS
-----------------------------------

         Warehouse space is rented from a related party at fair rental value.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                            2
Corporate Information                                                         2
Summary Financial Data                                                        2
Risk Factors                                                                  4
Forward Looking Statements                                                    7
Dilution                                                                      7
Plan of Distribution                                                          8
Use of Proceeds                                                               9
Description of Business                                                      10
Management's Discussion and Plan of Operations                               15
Description of Property                                                      16
Director's, Executive Officers and Significant Employees                     16
Remuneration of Officers and Directors                                       17
Interest of Management and Others in Certain Transactions                    17
Principal Shareholders                                                       18
Significant Parties                                                          18
Securities Being Offered                                                     19
Relationship with Issuer of Experts Named in Registration Statement          19
Legal Proceedings                                                            19
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                            19
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                          19
Legal Matters                                                                20
Experts                                                                      20
Dividend Policy                                                              20
Capitalization                                                               21
Transfer Agent                                                               21
Financial Statements                                                         F-1

Until the 90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.




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



                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.          Indemnification of Directors and Officers

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Texas Corporation Act, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article Thirteen of our Articles of Incorporation states:

          A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any act or omission in his capacity as a director, except to the extent otherwise expressly provided by a statute of the State of Texas. Any repeal or modification of this Article shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of the corporation existing at the time of the repeal or modification.


Item 2.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out_of_pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                       Minimum          Maximum
        SEC Filing Fee                               $     64          $     64
        Printing and Engraving Expenses                 2,000             5,000
        Legal Fees and Expenses                         5,000            19,000
        Edgar Fees                                      1,800             1,800
        Accounting Fees and Expenses                    2,500             2,500
        Blue Sky Fees and Expenses                      5,000             5,000
        Miscellaneous                                     200               200
                                                     ---------------------------
        TOTAL                                        $ 16,564          $ 33,564


Item 3.        Undertakings
                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post_effective amendment to this Registration Statement to:
            (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
            (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
            (iii) Include any additional or changed material information on the plan of distribution.
         (2) For determining liability under the Securities Act, treat each post_effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post_effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Registrant hereby undertakes to request acceleration of the effective date of the registration statement under Rule 461 of the Securities Act:
            Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
         In the event that a claim for indemnification against such liabilities (other than payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter ahs been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Securities Act and will be governed by the final adjudication of such issue.

Item 4.        Unregistered Securities Issued or Sold Within One Year

         None.

Item 5.       Exhibits

              The  following  Exhibits  are  filed  as part of the  Registration
Statement:

Exhibit No.                   Identification of Exhibit

   2.1 - Articles of Incorporation
   2.2 - Amendment to the Articles of Incorporation
   2.3 - By Laws
   3.1 - Specimen Stock Certificate
   4.1 - Form of Subscription Agreement
  23.2 - Consent of David S. Hall, P.C.
  23.1 - Consent of David S. Hall, P.C.
  23.3 - Opinion and Consent of J. Hamilton McMenamy, P.C.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Wylie, State of Texas, on February 28, 2006.

                                                Slopestyle Corporation



                                                By: /s/ Reed T. Buley
                                                    -------------------
                                                        Reed T. Buley, President


In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities and on the dates stated.

Signature                  Title                               Date
--------------------------------------------------------------------------------


                           President, Secretary,
/s/ Reed T. Buley          Treasurer; Director                February 28, 2006
-----------------
    Reed T. Buley

/s/ Reed T. Buley          Chief Executive Officer             February 28, 2006
-----------------
    Reed T. Buley

/s/ Reed T. Buley          Chief Financial Officer             February 28, 2006
-----------------
    Reed T. Buley

/s/ Reed T. Buley          Chief Accounting Officer            February 28, 2006
-----------------
    Reed T. Buley